

Charles Balina

Infrastructure, International Development, Primavera P6 &
Construction Claims, Infrastructure Blockchain Advising

Washington DC-Baltimore Area · Contact info

46 connections

 Balina Global Group

Penn State University

Experience



CEO & Principal Consultant
Balina Global Group
Jan 2013 – Present · 8 yrs 9 mos
Washington D.C. Metro Area

Monitoring & Evaluation of International Infrastructure Programs in Africa & Asia (USAID, MCC/MCA)
Project Controls - Planning & Scheduling (Primavera/MS Project), Estimating & Cost Engineering
Construction Claims
Construction Project Management



Parsons Corporation
6 yrs 2 mos

Project Manager
Jul 2011 – Dec 2013 · 2 yrs 6 mos

Construction Claims Specialist, San Diego, CA
Chief of Party (COP)/Project Manager, USAID Infrastructure Project, Rwanda

Project Controls Manager
Nov 2007 – Jul 2011 · 3 yrs 9 mos

Project Controls Manager (Planning & Scheduling - Primavera, Construction Claims Review & Analysis, Earned Value Management)



Adjunct Associate Professor of Project Management
University of Maryland University College
Apr 2010 – Jan 2013 · 2 yrs 10 mos



Associate Professor of Construction Management
Montgomery College
Jul 2005 – May 2008 · 2 yrs 11 mos
Rockville, MD

Computer Applications - Primavera, Microsoft Project (Planning & Scheduling); Timberline (Estimating)



Scheduling Engineer & Consultant
The Whiting-Turner Contracting Company
Jan 2001 – Sep 2005 · 4 yrs 9 mos
Baltimore, Maryland Area

Planning & Scheduling - Primavera P3/P6; SureTrak
Construction Claims Delay Analysis
Earned Value Management

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Education



Penn State University

Doctor of Philosophy (PhD), Civil Engineering/Construction Management

2002



Loughborough University

Master of Science (MSc)

1990



Makerere University

Bachelor's degree, Civil Engineering